UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 21, 2025, Evotec SE (the “Company”) issued an Ad hoc announcement. A copy of the Ad hoc announcement is attached as Exhibit 99.1 hereto and Corporate News attached as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec SE adjusts revenue guidance while confirming profit guidance
99.2.	Evotec adjusts revenue guidance and confirms profit guidance anticipating a more profitable revenue mix

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Paul Hitchin
Name: Paul Hitchin
Title: Chief Financial Officer

Date: July 21, 2025